EXHIBIT G

ROLLOVER AND SUPPORT AGREEMENT

This ROLLOVER AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of April 30, 2021 by and between Kidedu Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”) and the person set forth on Schedule A hereto ( the “Rollover Shareholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Parent, Kidarena Merger Sub, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and Tarena International, Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”) have, concurrently with the execution of this Agreement, entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth therein;

WHEREAS, as of the date hereof, the Rollover Shareholder is a “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the Shares (including Shares represented by ADSs) as set forth opposite its name on Schedule A (with respect to the Rollover Shareholder, the “Rollover Shares”) (the Rollover Shares, together with any other Shares (including Shares represented by ADSs) acquired, whether beneficially or of record, by such Rollover Shareholder after the date hereof and prior to the earlier of the Effective Time and the termination of all of such Rollover Shareholder’s obligations under this Agreement, by means of purchase, dividend or distribution, or issuance upon the exercise of any Company Options or warrants, the conversion of any convertible securities, the vesting of any Company RSUs or otherwise, being collectively referred to herein as the “Securities”);

WHEREAS, in connection with the consummation of the Merger, the Rollover Shareholder agrees to have its Rollover Shares cancelled for no consideration in exchange for newly issued Class A ordinary shares (or Class B ordinary shares when the Rollover Shares are Class B Ordinary Shares of the Company), par value US$0.00001 per share, of Parent (the “Parent Shares”), upon the terms and conditions set forth herein;

WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Merger, the Rollover Shareholder is entering into this Agreement;

WHEREAS, the Rollover Shareholder acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Rollover Shareholder set forth in this Agreement; and

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

VOTING; GRANT AND APPOINTMENT OF PROXY

Section 1.1       Voting. During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms (the “Term”), at the Shareholders Meeting or any other meeting (whether annual or special) of the shareholders of the Company, however called, at which any of the matters described in paragraphs (a) through (f) hereof is to be considered (and any adjournment or postponement thereof), or in connection with any written resolution of the Company’s shareholders, the Rollover Shareholder hereby irrevocably and unconditionally agrees that it shall, and shall cause its Affiliates that are shareholders of the Company to, (i) in the case of a meeting, appear or cause its or his representative(s) to appear at such meeting or otherwise cause its Securities to be counted as present thereat for purposes of determining whether a quorum is present and (ii) vote or cause to be voted (including by proxy or written resolution, if applicable) all of such Rollover Shareholder’s Securities:

(a)          in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions,

(b)          against the approval of Competing Transaction or any other transaction, proposal, agreement or action made in opposition to the authorization or the approval of the Merger Agreement or in competition with, mutually exclusive with or inconsistent with the Merger and the other Transactions,

(c)         against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Transactions or this Agreement or the performance by such Rollover Shareholder of its or his obligations under this Agreement including, without limitation: (i) any extraordinary corporate transaction, such as a scheme of arrangement, merger, consolidation or other business combination involving the Company or any of its Subsidiaries, other than the Merger; (ii) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (iii) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are serving as directors of the Company on the date of this Agreement or as otherwise provided in the Merger Agreement; (iv) any material change in the present capitalization or dividend policy of the Company or any amendment to the Company’s memorandum or articles of association, except if approved in writing by Parent; or (v) any other action that would require the consent of Parent pursuant to the Merger Agreement, except if approved in writing by Parent,

(d)        against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Rollover Shareholder contained in this Agreement,

(e)       in favor of any adjournment or postponement of the Shareholders Meeting or other annual or special meeting of the shareholders of the Company, however called, at which any of the matters described in paragraphs (a) through (f) hereof is to be considered as may be reasonably requested by Parent in order to consummate the Transactions, including the Merger, and

(f)          in favor of any other matter necessary to effect the Transactions.

Section 1.2         Restrictions on Transfers.  Except as provided for in Article III below or pursuant to the Merger Agreement, the Rollover Shareholder hereby agrees that, from the date hereof until the termination of this Agreement, it shall not, directly or indirectly, (a) sell, transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or otherwise similarly dispose of (by merger, testamentary disposition, operation of law or otherwise) (collectively, “Transfer”) or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any Securities or any interest therein, or with respect to any limitation on voting right of any Securities, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Securities which (i) has, or could reasonably be expected to have, the effect of reducing or limiting its beneficial ownership interest in such Securities and/or (ii) grants a third party the right to vote or direct or otherwise influence the voting of such Securities (any such transaction, a “Derivative Transaction”), (b) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) knowingly take any action that would, or would reasonably be expected to, make any representation or warranty of such Rollover Shareholder set forth in this Agreement untrue or incorrect or have the effect of preventing or delaying it from performing any of its obligations under this Agreement or that is intended, or would reasonably be expected, to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by such Rollover Shareholder of its obligations under this Agreement, (d) exercise, convert or exchange, or take any action that would result in the exercise, conversion or exchange, of any Securities, or (e) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) through (d).  Any purported Transfer or Derivative Transaction in violation of this Section 1.2 shall be null and void.

ARTICLE II

NO SOLICITATION

Section 2.1         Restricted Activities.  During the Term, the Rollover Shareholder, solely in its capacity as a shareholder of the Company, shall not, and shall cause its or his officers, directors, employees, agents, advisors and other representatives (in each case, acting in their capacity as such to such Rollover Shareholder (the “Shareholder’s Representatives”)) not to, directly or indirectly: (a) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or knowingly take any other action to facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (the “Competing Proposal”), (b) enter into, maintain or continue discussions or negotiations with, or provide any non-public information relating to the Company or any of its Subsidiaries to, any person in connection with any Competing Proposal, (c) unless required by applicable Law, grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes, or otherwise knowingly facilitate any effort or attempt by any person to make a Competing Proposal, or (d) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) or enter into any letter of intent, Contract or commitment contemplating or otherwise relating to, or that could reasonably be expected to result in, a Competing Proposal.

Section 2.2         Notification. The Rollover Shareholder, solely in its capacity as a shareholder of the Company, shall and shall cause its Representatives as applicable to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may have been conducted heretofore with respect to a Competing Proposal. During the Term, the Rollover Shareholder shall promptly advise Parent of (a) any Competing Proposal, (b) any request it or he receives in its or his capacity as a shareholder of the Company for non-public information relating to the Company or any of its Subsidiaries, and (c) any inquiry or request for discussion or negotiation it receives in its capacity as a shareholder of the Company regarding a Competing Proposal, including in each case the identity of the person making any such Competing Proposal or indication or inquiry and the terms of any such Competing Proposal or indication or inquiry (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements). The Rollover Shareholder, in its  capacity as a shareholder of the Company, shall keep Parent reasonably informed on a reasonably current basis of the status and terms (including any material changes to the terms thereof) of any such Competing Proposal or indication or inquiry (including, if applicable, any revised copies of written requests, proposals and offers) and the status of any such discussions or negotiations to the extent known by such Rollover Shareholder. This Section 2.2 shall not apply to any Competing Proposal received by the Company.

ARTICLE III

ROLLOVER

Section 3.1         Cancellation of Rollover Shares.  Subject to the terms and conditions set forth herein, all of the Rollover Shareholder’s right, title and interest in and to its or his Rollover Shares shall be cancelled at the Closing for no consideration. The Rollover Shareholder shall take all actions necessary to cause its or his Securities to be treated as set forth herein. Other than its Rollover Shares or Securities, all equity interests of the Company held by such Rollover Shareholder, if any, shall be treated as set forth in the Merger Agreement and not be affected by the provisions of this Agreement.

Section 3.2          Issuance of Parent Shares.  Immediately prior to the Closing, in consideration for the cancellation of the Rollover Shares by the Rollover Shareholder in accordance with Section 3.1, Parent shall issue Parent Shares in the name of such Rollover Shareholder (or, if designated by such Rollover Shareholder, one or more Affiliates of such Rollover Shareholder) in the amount set forth opposite such Rollover Shareholder’s name under the column titled “Parent Shares” on Schedule A hereto at a consideration per share equal to its par value. The Rollover Shareholder hereby acknowledges and agrees that (a) delivery of such Parent Shares shall constitute complete satisfaction of all obligations towards or sums due to such Rollover Shareholder by Parent and Merger Sub in respect of the Rollover Shares held by such Rollover Shareholder and cancelled pursuant to Section 3.1 above, and (b) such Rollover Shareholder shall have no right to any Per Share Merger Consideration, or any other merger consideration in respect of the Rollover Shares held by such Rollover Shareholder. Except for Parent Shares reserved under a new equity or equity-linked incentive plan to be adopted immediately prior to or upon the Closing  (the “ESOP Plan”, the size of which shall represent the sum of (a) certain Parent Shares representing the Vested Company Options and Vested Company RSUs as of the Effective Time (excluding any Company Option or Company RSU granted to the Persons set forth on Schedule 2.02 to the Merger Agreement) (such Vested Company Options and Vested Company RSUs, collectively, the “Vested Awards”) that the holders thereof have elected to or deemed to have elected to receive employee incentive awards in accordance with the Merger Agreement with respect to the Vested Awards, plus (b) 13% of the Parent’s issued share capital as of the Closing (after giving effect to the adoption of the ESOP Plan)), no Parent Shares issued in connection with the Merger shall be issued at a lower price per share than the Parent Shares issued hereunder (it being understood that the Parent Shares issued hereunder are deemed to be issued at a price per share based on each Rollover Share having a value equal to the Per Share Merger Consideration).

Section 3.3          Rollover Closing.  Subject to the satisfaction in full (or waiver, if permissible) of all of the conditions set forth in ARTICLE VII of the Merger Agreement (other than conditions that by their nature are to be satisfied or waived, as applicable, at the Closing) and provided that, Parent complies with Section 5.1(h) and Section 5.2, the closing of the issuance of Parent Shares contemplated hereby (the “Rollover Closing”) shall take place immediately prior to the Closing. For the avoidance of doubt, Schedule A hereto sets forth opposite the Rollover Shareholder’s name the number and class of (i) Rollover Shares of the Rollover Shareholder which shall be all the Shares owned by the Rollover Shareholder as of the date hereof, and (ii) Parent Shares to be issued to the Rollover Shareholder in connection with the cancellation contemplated by Section 3.1. At the Rollover Closing, Parent shall deliver to the Rollover Shareholder an updated register of members of Parent, certified by the registered office provider of Parent, evidencing the ownership of the Parent Shares issued to the Rollover Shareholder pursuant to Section 3.2. As promptly as practicable but in any event no later than five (5) Business Days after the Rollover Closing, Parent shall deliver to the Rollover Shareholder the original share certificate(s) for the Parent Shares issued to the Rollover Shareholder.

Section 3.4          Deposit of Rollover Shares. No later than one (1) Business Day prior to the Rollover Closing, the Rollover Shareholder and any agent of such Rollover Shareholder holding certificates evidencing any Rollover Shares (if any) shall deliver or cause to be delivered to Parent all certificates representing such Rollover Shares in such person’s possession, for disposition in accordance with the terms of this Agreement; such certificates and documents shall be held by Parent or any agent authorized by Parent until the Rollover Closing.

Section 3.5        Effect of the Merger on Rollover Shares. Parent agrees that it shall not have the right to receive the Per Share Merger Consideration (or the Per ADS Merger Consideration, if applicable) in connection with the Merger with respect to any Rollover Shares held by it as of immediately prior to the Closing, and, at the Closing, each Rollover Share held by it shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND COVENANTS
OF THE ROLLOVER SHAREHOLDER

Section 4.1        Representations and Warranties.  The Rollover Shareholder hereby represents and warrants to Parent that as of the date hereof and as of the Rollover Closing:

(a)        such Rollover Shareholder has full legal right, power, capacity and authority to execute and deliver this Agreement, to perform such Rollover Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)         if such Rollover Shareholder is not a natural person, such Rollover Shareholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation;

(c)       this Agreement has been duly executed and delivered by such Rollover Shareholder and the execution, delivery and performance of this Agreement by such Rollover Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Rollover Shareholder (if applicable) and no other actions or proceedings on the part of such Rollover Shareholder (if applicable) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby;

(d)       assuming due authorization, execution and delivery by Parent, this Agreement constitutes a legal, valid and binding agreement of such Rollover Shareholder, enforceable against such Rollover Shareholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law);

(e)         (i) such Rollover Shareholder (A) is and, immediately prior to the Rollover Closing, will be the beneficial owner of, and has and will have good and valid title to, its Securities, free and clear of Liens other than as created by this Agreement, and (B) has and will have sole or shared (together with Affiliates controlled by such Rollover Shareholder) voting power, power of disposition, power to demand dissenter’s rights and power to agree to all of the matters set forth in this Agreement, in each case of the foregoing clauses (A) and (B), with respect to all of the Securities, with no limitations, qualifications, or restrictions on such rights, subject to applicable United States federal securities Laws, Laws of the Cayman Islands, Laws of the People’s Republic of China (the “PRC”) and the terms of this Agreement; (ii) except described herein, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Rollover Shareholder is a party relating to the pledge, disposition or voting of any of the Securities, and the Securities are not subject to any voting trust agreement or other Contract to which the Rollover Shareholder is a party restricting or otherwise relating to the voting or Transfer of the Securities other than this Agreement; (iii) the Rollover Shareholder has not Transferred any Securities or any interests therein pursuant to any Derivative Transaction; (iv) as of the date hereof, other than its Rollover Shares, the Rollover Shareholder does not beneficially own any Securities, or any direct or indirect interest in any such Securities (including by way of derivative securities), except as contemplated by this Agreement; and (v) the Rollover Shareholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any of its Rollover Shares, except as contemplated by this Agreement;

(f)        except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Rollover Shareholder for the execution, delivery and performance of this Agreement by such Rollover Shareholder or the consummation by such Rollover Shareholder of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by such Rollover Shareholder nor the consummation by such Rollover Shareholder of the transactions contemplated hereby, nor compliance by such Rollover Shareholder with any of the provisions hereof shall (A) if such Rollover Shareholder is not a natural person, conflict with or violate any provision of the organizational documents of such Rollover Shareholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or assets of such Rollover Shareholder pursuant to any Contract to which such Rollover Shareholder is a party or by which such Rollover Shareholder or any property or asset of such Rollover Shareholder is bound, (C) violate any Law applicable to such Rollover Shareholder or any of such Rollover Shareholder’s properties or assets or (D) otherwise require the consent or approval of any other person pursuant to any Contract binding on the Rollover Shareholder or its properties or assets;

(g)          there is no Action pending against such Rollover Shareholder or, to the knowledge of such Rollover Shareholder, any other person or, to the knowledge of such Rollover Shareholder, threatened against such Rollover Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the performance by such Rollover Shareholder of its obligations under this Agreement;

(h)         such Rollover Shareholder has been afforded the opportunity to ask such questions as it or he has deemed necessary of, and to receive answers from, representatives of Parent concerning the terms and conditions of the transactions contemplated hereby and the merits and risks of owning the Parent Shares and such Rollover Shareholder acknowledges that it or he has been advised to discuss with its or his own counsel the meaning and legal consequences of such Rollover Shareholder’s representations and warranties in this Agreement and the transactions contemplated hereby; and

 (i)         such Rollover Shareholder understands and acknowledges that Parent, Merger Sub and the Company are entering into the Merger Agreement in reliance upon such Rollover Shareholder’s execution, delivery and performance of this Agreement.

Section 4.2          Covenants.  The Rollover Shareholder hereby:

(a)          agrees, prior to the termination of this Agreement, not to knowingly take any action that would make any representation or warranty of such Rollover Shareholder contained herein untrue or incorrect or have or could have the effect of preventing, impeding or interfering with or adversely affecting the performance by such Rollover Shareholder of its obligations under this Agreement;

(b)        irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Merger that such Rollover Shareholder may have with respect to such Rollover Shareholder’s Securities (including any rights under Section 238 of the CICA) prior to the termination of this Agreement;

(c)        agrees to (i) provide to Parent any information about it (or its Affiliates) to be included in the Proxy Statement or the Schedule 13E-3; (ii) reasonably cooperate with Parent in connection with the preparation of the foregoing documents and any other filings or notifications with any Governmental Authority that are required by applicable Law to the extent such documents relate to it (or any of its Affiliates); and (iii) permit the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in accordance therewith), such Rollover Shareholder’s identity and beneficial ownership of Shares or other equity securities of the Company and the nature of such Rollover Shareholder’s commitments, arrangements and understandings under this Agreement, in each case of the foregoing sections (i), (ii) and (iii), to the extent required by applicable Law or the SEC (or its staff); provided that in each case of sections (i), (ii) and (iii), Parent shall provide such Rollover Shareholder and its counsel with a reasonable opportunity to review and comment on the foregoing documents and shall give due consideration to all reasonable additions, deletions or changes suggested thereto to the extent such Rollover Shareholder is a filer pursuant to Schedule 13E-3; provided, further, that any disclosure or reference relating to such Rollover Shareholder (or its Affiliates) in the foregoing documents by the Company or Parent shall still require prior written consent by such Rollover Shareholder (which consent shall not be unreasonably withheld, delayed or conditioned); and

(d)          agrees and covenants that such Rollover Shareholder shall promptly notify Parent of any new Shares with respect to which beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) is acquired by such Rollover Shareholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities of the Company after the date hereof and that such Shares shall automatically become subject to the terms of this Agreement as its or his Rollover Shares, and Schedule A shall be deemed amended accordingly.

Section 4.3          Access to Information.  Parent shall promptly share with the Rollover Shareholder all information reasonably necessary for such Rollover Shareholder to carry out the transactions contemplated by this Agreement, including without limitation, copies of all correspondences between the Company, Parent or their respective representatives or counsel, on the one hand, and the SEC, on the other hand, relating to the Proxy Statement or the Schedule 13E-3, copies of any contracts or transactions documents relating to the Merger or the other Transactions and any amendments thereto, any information provided by the Company to Parent or Merger Sub pursuant to the Merger Agreement, and any material update on financing (if any) and other aspects relating the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Section 5.1          Representation and Warranties. Parent hereby represents and warrants to the Rollover Shareholder that as of the date hereof and as of the Rollover Closing:

(a)         Each of Parent and Merger Sub is an exempted company is duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)         Parent has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent, and the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate actions or proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  Assuming due authorization, execution and delivery by each Rollover Shareholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)        Except for the applicable requirements of the Exchange Act and Laws of the Cayman Islands, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, and (ii) neither the execution, delivery or performance of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the provisions hereof shall (A) conflict with or violate any provision of its organizational documents, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of Parent pursuant to any contract to which Parent is a party or by which Parent or any of its property or asset is bound or affected, (C) violate any Law applicable to Parent or any of its properties or assets, or (D) otherwise require the consent or approval of any other person pursuant to any Contract binding on Parent or its properties or assets.

(d)         At the Rollover Closing, the Parent Shares to be issued under this Agreement shall have been duly and validly authorized and when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and nonassessable ordinary shares of Parent, free and clear of all Liens, other than restrictions (i) arising under applicable securities Laws, (ii) arising under any agreements entered into at or prior to the Rollover Closing by the Rollover Shareholder pursuant to the transactions contemplated by the Merger Agreement and the Financing Document, or (iii) arising under the organizational documents of Parent.

(e)         Each of Parent and Merger Sub was formed solely for the purposes of engaging in the Transactions and has not conducted any business prior to the date hereof, and has no, and prior to the Closing, will have no assets, liabilities or obligations of any nature other than those incident to its formation and capitalization or pursuant to the Transaction Documents and the Transactions. Other than Merger Sub, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent or Merger conducts business, or other entities in which either Parent or Merger Sub controls or owns, of record or beneficially, any direct or indirect equity or other interest.

(f)          At and immediately after the Rollover Closing, the authorized share capital of Parent shall consist of 5,000,000,000 Parent Shares (comprised of 4,992,793,941 class A ordinary shares and 7,206,059 class B ordinary shares), of which a number of Parent Shares as set forth in Schedule A to this Agreement and Schedule B to this Agreement shall be issued and outstanding (collectively, the “Issued Shares”), and the Issued Shares, together with certain amount of Parent Shares (the number of which shall equal to the number of Shares of the Company to be cancelled at the Effective Time in exchange for Merger Consideration or other payments under Section 2.03 of the Merger Agreement, in each case as applicable, pursuant to the Merger Agreement) to be issued to Kidtech Limited, shall be all of the Parent Shares outstanding at and immediately after the Rollover Closing. All of the issued and outstanding share capital of Merger Sub is, and at the Rollover Closing will be, owned by Parent. Except as set forth in the foregoing sentences in this Section 5(f), pursuant to the Financing Document and the ESOP Plan, there are no outstanding or authorized (i) shares of capital stock, voting securities or other equity interests of Parent or Merger Sub, (ii) any securities convertible into, exercisable for, or exchangeable for shares of capital stock, voting securities or other equity interests of Parent or Merger Sub, or (iii) any subscriptions, options, warrants, convertible debts, convertible instruments, calls, phantom stock or other similar rights, agreements, arrangements, understandings or commitments of any character to acquire from Parent or Merger Sub, or obligations of Parent or Merger Sub to issue or sell, any securities referenced in clauses in (i) and (ii) (the foregoing securities in clauses (i), (ii) and (iii), the “Parent Securities”).

(g)       As of the date of this Agreement, other than this Agreement, other Support Agreements, the Limited Guarantees, the Financing Document, the Interim Investor Agreement, the Personal Guarantee and the Consortium Agreement, there are no Contracts, agreement, arrangement or understanding relating to the Transactions among Parent, Merger Sub and any of the Rollover Shareholder, other rollover shareholders, the Chairman, Titanium Education (Cayman) Limited or any of their respective Affiliates (excluding the Company and its Subsidiaries).

(h)        At Closing, the then effective memorandum and articles of the Parent contain terms that are consistent with the terms set forth on Schedule C hereto.

Section 5.2           Covenants.

(a)       Parent hereby agrees and covenants that, on or prior to Closing, amended and restated memorandum and articles of association of Parent will be adopted containing customary terms including (and that are, subject to mutually agreed changes, consistent with) the terms set forth on Schedule C hereto. In the event that the memorandum and articles of association of Parent effective on Closing do not include or are not consistent with any term set forth on Schedule C hereto, the terms set forth on Schedule C hereto shall govern the rights of the Rollover Shareholder as a shareholder of Parent with respect to matters set forth therein following the Rollover Closing.

(b)         Without the prior written consent of the Rollover Shareholder, Parent shall not, and shall cause Merger Sub not to amend or modify the Merger Agreement, or waive compliance or satisfaction with any agreement or condition in the Merger Agreement (including any closing condition) in a way that by its terms has an impact, economic or otherwise, on the Rollover Shareholder that is disproportionate to the impact, economic or otherwise, on other rollover shareholders and/or that are adverse to Parent, Merger Sub or the Rollover Shareholder compared to the terms that are effective prior to such proposed amendment or modification.

ARTICLE VI

TERMINATION

This Agreement, and the obligations of the Rollover Shareholder hereunder shall terminate and be of no further force or effect immediately upon the earlier to occur of (a) the Closing; (b) the date of termination of the Merger Agreement in accordance with its terms; and (c) the written agreement of Parent, the Rollover Shareholder and the Company (at the direction of the Special Committee).  Notwithstanding the preceding sentence, this Article VI and Article VII shall survive any termination of this Agreement.  Nothing in this Article VI shall relieve or otherwise limit any party’s liability for any breach of this Agreement prior to the termination of this Agreement.  If for any reason the Merger fails to occur but the Rollover Closing contemplated by Article III has already taken place, then Parent shall promptly take all such actions as are necessary to restore the Rollover Shareholder to the position it or he was in with respect to ownership of its Rollover Shares prior to the Rollover Closing.

ARTICLE VII

MISCELLANEOUS

Section 7.1          Notices.  All notices and other communications hereunder shall be in writing in the English language and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile or email, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail (return receipt requested, postage prepaid).  All notices hereunder shall be delivered to the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.1):

(i)          If to the Rollover Shareholder, to the addresses set opposite its name as set forth on Schedule A;

(ii)         If to Parent:

Address: 6F, No.1, Andingmenwai Street, Litchi Tower, Chaoyang
District, Beijing 100011, China
Email Address: hansy@tedu.cn
Tel: +86 010 62135687
Attn: Mr. Han Shaoyun

Section 7.2          Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this  Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 7.3         Entire Agreement.  This Agreement and any other agreement or instrument delivered in connection with the transaction contemplated by this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 7.4          Specific Performance.  (i) The parties hereto agree that this Agreement shall be enforceable by all available remedies at law or in equity. (ii) Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement of such party in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to any other party, such other party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.  Notwithstanding anything contrary in the foregoing, under no circumstances will any party be entitled to both the monetary damages and the right of specific performance.

Section 7.5         Amendments; Waivers.  This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by Parent, the Rollover Shareholder and the Company (at the direction of the Special Committee). Parent, on the one hand, with the prior written consent of the Company (at the direction of the Special Committee) and a Rollover Shareholder, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if specifically set forth in an instrument in writing signed by such party with the appropriate consent set forth in this Section 7.5. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 7.6          Governing Law; Dispute Resolution; Jurisdiction.  This Agreement shall be interpreted, construed and governed by and in accordance with the laws of New York.  Subject to the last sentence of this Section 7.6, any Action arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be finally settled by arbitration.  The place and the seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the HKIAC in accordance with the HKIAC Rules.  The arbitration shall be decided by a tribunal of three (3) arbitrators. The language of the arbitration shall be English. The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.  Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.  For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 7.7         Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement; provided, that (a) the Company is an express third-party beneficiary of this Agreement and shall be entitled to seek specific performance of the terms hereof, or an injunction or injunctions to prevent breaches of this Agreement by the parties hereto, in addition to any other remedy at law or in equity and (b) each Non-Liable KKR Person shall be an express third party beneficiary of, and entitled to directly enforce, Section 7.12.

Section 7.8         Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by any party without the prior written consent of the other parties and the Company (at the direction of the Special Committee), and any such assignment without such prior written consent shall be null and void; provided, that Parent may assign this Agreement to the same assignee in connection with a permitted assignment of the Merger Agreement by Parent in accordance with the terms thereof. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns and, in the case of the Rollover Shareholder, its estate, heirs, beneficiaries, personal representatives and executors.

Section 7.9       No Presumption Against Drafting Party.  Each of the parties to this Agreement acknowledges that he or it has been represented by independent counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 7.10        Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by email pdf format or otherwise) to the other parties.

Section 7.11         Confidentiality.

(a)         Each party undertakes to each other party that it shall not disclose to any third party any Confidential Information without the prior written consent of the concerned party or use any Confidential Information in such manner that is detrimental to the concerned party. The term “Confidential Information” as used in this Section 7.11 means: (i) the existence and terms of this Agreement; and (ii) any other information or material prepared by a party or its representatives that contains or otherwise reflects, or is generated from, Confidential Information, unless such information (a) is already or becomes known to the recipient by a third party which is not known by the recipient to be bound by a duty of confidentiality to the disclosing party, (b) is or becomes publicly available other than through a breach of this Agreement by the Recipient, or (c) is developed independently by or for the recipient without using any such confidential information.

(b)       Notwithstanding the foregoing, any party may disclose any of the Confidential Information to its current or bona fide prospective investors and transferees, Affiliates and their respective directors, officers, employees, investment bankers, lenders, partners, accountants and attorneys, in each case only where such persons or entities are under appropriate nondisclosure obligations no less strict than required hereunder and provided that such party shall be responsible for any breach by such persons of such nondisclosure obligations.

(c)          Notwithstanding the foregoing, the parties may disclose this Agreement as an exhibit to the Proxy Statement, the Schedule 13E-3 or schedule 13D, each including amendments thereto. A party may also make disclosures of Confidential Information if required by applicable Laws or the rules and regulations of any securities exchange or Governmental Authority of competent jurisdiction over such party, but only after the form and terms of such disclosure have been notified to the other parties and the other parties have had a reasonable opportunity to review and comment thereon and such party has given due consideration to all reasonable additions, deletions or changes suggested thereto, in each case to the extent legally permissible and reasonably practicable.

Section 7.12      No Recourse.  Notwithstanding anything that may be expressed or implied in this Agreement, no recourse under this Agreement shall be had against any current or future Affiliate of Talent Fortune Investment Limited (unless such Affiliate has become a party hereto in accordance with the provisions of this Agreement), any current or future direct or indirect shareholder, member, general or limited partner, controlling person or other beneficial owner (as applicable) of Talent Fortune Investment Limited or any of their respective Affiliates, representatives or successors and assigns of each of the foregoing (collectively, “Non-Liable KKR Persons”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable KKR Person for any obligation of Talent Fortune Investment Limited under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. Each Non-Liable KKR Person shall be an express third party beneficiary of, and entitled to directly enforce, this Section 7.12.

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT:

Kidedu Holdings Limited

By:	/s/ Shaoyun Han
	Name:	Shaoyun Han
	Title:	Director

[Signature Page to Rollover and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

ROLLOVER SHAREHOLDER:

Talent Fortune Investment Limited

By:	/s/ Robert H. Lewin
	Name:	Robert H. Lewin
	Title:	Director

[Signature Page to Rollover and Support Agreement]

SCHEDULE A

Name of Rollover Shareholder	Address of Rollover Shareholder	Rollover Shares	Parent Shares
Talent Fortune Investment Limited
PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
With a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center, 5 Dongsanhuan Zhonglu, Chaoyang District, Beijing, 100020, People’s Republic of China
Attention: Judie Ng Shortell, Esq
Email: jngshortell@paulweiss.com
		6,826,263 Class A Ordinary Shares	6,826,263 Class A ordinary shares

SCHEDULE B

Name of Other Rollover Shareholder	Rollover Shares	Parent Shares
Learningon Limited	(i) 7,206,059 Class B Ordinary Shares, and (ii) 2,193,223 Class A Ordinary Shares represented by 2,193,223 restricted ADSs	(i) 7,206,059 Class B ordinary shares, and (ii) 2,193,223 Class A ordinary shares
Techedu Limited	1,152,183 Class A Ordinary Shares	1,152,183 Class A ordinary shares
Moocon Education Limited	2,000,000 Class A Ordinary Shares	2,000,000 Class A ordinary shares
Connion Capital Limited	3,594,439 Class A Ordinary Shares represented by 3,594,439 restricted ADSs	3,594,439 Class A ordinary shares
Mr. Han Shaoyun	415,000 Class A Ordinary Shares	415,000 Class A ordinary shares
New Oriental Education & Technology Group Inc.	1,000,000 Class A Ordinary Shares	1,000,000 Class A ordinary shares
Banyan Enterprises Limited	720,644 Class A Ordinary Shares	720,644 Class A ordinary shares
Banyan Enterprises A Limited	127,173 Class A Ordinary Shares	127,173 Class A ordinary shares

SCHEDULE C